October 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Granahan McCourt Acquisition Corporation
Registration Statement on Form S-1
File No. 333-136048

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of Granahan McCourt Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. on October 12, 2006, or as soon thereafter as practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between September 28, 2006 and the date hereof, 3,454 copies of the Preliminary Prospectus dated September 28, 2006 have been distributed as follows: 1,800 to prospective underwriters and dealers, 650 to institutional investors, 1,000 to retail investors and 4 to others.

        The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Deutsche Bank Securities Inc.

By
/s/ JEFFREY MORTARA
	Name:	Jeffrey Mortara
	Title:	Managing Director